KATIE GOLD CORP.

1055 West Hastings Street, Suite 1400

Vancouver, British Columbia, Canada, V6E 2E9

t: (604) 970-1706

f: (604) 443-7000

December 8, 2005

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.

USA

20549-7010

Dear Sirs,

Re:

Katie Gold Corp. (the “Company”)

Registration Statement on Form SB-2

Filed July 21, 2005

File No. 333-126748

This letter outlines our responses to comments in your 4th letter dated November 28, 2005. We have used the same numbering references as in your letter and use black line to indicate changes to current disclosure.

General

1.

We completed, during October and November 2005, the following Phase I field exploration:

•

showing relocation and geological examination;

•

trenching and sampling; and

•

electromagnetic and magnetometer surveys.

We have not completed assaying samples taken from the property during Phase I field exploration. When assay results are received, Mr. Timmins will update his geological report for the Phase I exploration. Although we have not begun a full evaluation of the results of Phase I, based on our review of the initial results we intend to proceed to Phase II exploration. A final determination will be made upon receipt of Mr. Timmins’ updated geological report.

When we receive the assay results we will have completed the Phase I exploration program as recommended in Mr. Timmins’ geological report and will have incurred the $20,000 in property expenditures as required by our Property Option Agreement to be completed by February 22, 2006.

We refer you to our Responses 3 and 4 below for amended disclosure throughout SB-2/A4 concerning our field exploration and Phase I status.

2.

We have added the following new Risk Factor in SB-2/A4:

IF WE DO NOT INCUR AN ADDITIONAL $180,000 IN EXPLORATION EXPENDITURES ON THE CONGLIN PROPERTY, WE WILL NOT ACQUIRE ANY INTEREST IN THE PROPERTY AND OUR BUSINESS WILL FAIL.

In order to exercise the option relating to the Conglin property, we must incur additional exploration expenditures of $180,000 by February 22, 2007.  We will require additional capital to fund the continued exploration and exercise the option. If we do not meet the exploration expenditures required by the Property Option Agreement, we will not obtain any interest in the Conglin property.  If we are unable to exercise the option respecting the Conglin property, we intend to identify and acquire an interest in a different mineral property.  However, we have not identified any other mineral properties for acquisition and there is no guarantee that we will be able to acquire an interest in another property.

Risk Factors, Page 8

If we do not obtain additional financing, our business will fail

3.

We have amended this Risk Factor in SB-2/A4 as follows in response to this query and your query 1 above:

Our current operating funds are less than necessary to complete all intended exploration of the Conglin Property, currently estimated at $185,840 for all three proposed phases of exploration as more fully discussed in the section entitled Proposed Budget. We have sufficient funds on hand for the unpaid amounts of our estimated costs related to Phase I exploration of $20,125, this registration statement of $17,861 and our estimated administrative costs for 12 months from the date of this registration statement of $25,000. Therefore, we will need to obtain additional financing in order to complete our business plan.  As of September 30, 2005, we had cash in the amount of $51,050. We have no income from operations. As well, we will not receive any funds from this registration.

We have completed the fieldwork of our first phase of exploration on the Conglin Property. We have not completed assaying samples taken from the property during Phase I field exploration. When assay results are received, we will update our geological report for the Phase I exploration results. Although we have not begun a complete evaluation of the results of Phase I, based on our review of the initial results we intend to proceed to Phase II exploration. A final determination will be made upon receipt of our professional consulting geologist’s updated geological report. We do not have sufficient funds for our planned Phase II exploration program or subsequent Phase III exploration expenditures.

Our business plan calls for significant expenses in connection with the exploration of the Conglin Property.  While we have sufficient funds to conduct the initial phase of exploration on the property, we will require additional financing in order to complete remaining phases of exploration to determine whether the property contains economic mineralization.  We will also require additional financing if the costs of the exploration of the Conglin Property are greater than anticipated.  Even after completing all proposed exploration, we will not know if we have a commercially viable mineral deposit. We will have to spend substantial funds on further drilling and engineering studies in order to establish a deposit.

Our proposed three phase exploration plan, which when complete, should allow us to determine whether mineralization exists on the Conglin Property. At the completion of each phase of our exploration plan we will evaluate the results and make a determination to proceed to the next phase of exploration and its associated estimated cost. The first phase of exploration encompassed electromagnetic and magnetometer surveys, trenching, sampling and assays totaling an estimated $20,125. With the fieldwork recently completed, the results of the first phase surveys and assays will allow us to update our geological report on the Conglin Property and will support our decision to proceed to the second phase of exploration, consisting of geological mapping, trenching, sampling and assays with its estimated cost of $25,990. When we receive the assay results we will have completed the Phase I exploration program as recommended in our professional consulting geologist’s report and will have incurred the $20,000 in property expenditures as required by our Property Option Agreement to be completed by February 22, 2006.

Each subsequent phase of exploration will require additional funds beyond our current cash resources. We will need to obtain additional financing from the sale of our securities to fund these exploration expenditures and future administrative costs. Our administrative costs will be dependent upon the time frame undertaken to complete the remaining phases of our exploration plan. It is reasonable to expect that the work associated with the remaining two phases could be completed within the next year and allow us to meet the required second year property expenditures under our Property Option Agreement. Therefore, we have sufficient funding for an estimated $25,000 in administrative costs from our current operating funds for one year after this effective date of this registration statement. To the extent we need more than one year to complete the remaining exploration or our administrative costs are higher than estimated, we will require additional financing to cover administrative costs.

We will require additional financing to sustain our business operations if we are not successful in earning revenues once exploration is complete.  We do not currently have any arrangements for financing and may not be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including the market price for copper and precious metals, investor acceptance of our property and general market conditions.  These factors may make the timing, amount, terms or conditions of additional financing unavailable to us.

The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders.  The only other anticipated alternative for the financing of further exploration would be advances from related parties and joint venture or sale of a partial interest in the Conglin Property to a third party in exchange for cash or exploration expenditures, which is not presently contemplated.

Because we have not commenced business operations, we face a high risk of business failure, Page 9

4.

We have updated our disclosure throughout SB-2/A4 to reflect our completion of Phase I fieldwork:

a.

We have updated our Summary section in SB-2/A4 as follows:

We are in the business of mineral property exploration. To date, we have recently conducted Phase I field exploration on our sole mineral property interest, the Conglin Property.  We have entered into a mineral property option agreement whereby we may acquire a 100% interest in a total of two mineral claims, covering 458.85 hectares near Missezula Lake and located in the Nicola Mining District, Province of British Columbia, Canada.  We refer to these mineral claims collectively as the Conglin Property. Although we have not completed the evaluation of our geological results of Phase I, but based on our initial review of the results, we intend to conduct the Phase II exploration program, pending receipt of our updated geological report.

Our objective is to conduct mineral exploration activities on the property in order to assess whether it possesses economic reserves of copper and precious metals.  We have not yet identified any economic mineralization on the property.  Our proposed exploration program is designed to search for an economic mineral deposit.

Our President, Mr. Robert A. Biagioni, founded the Company to develop exploration properties that would attract investment capital to advance their economic value. He has been pursuing mining properties in Canada and the USA since January 2003. Mr. Biagioni has exploration company experience with Sand River Resources Ltd. (now Rio Fortuna Explorations Corp.) where he was a director, chief financial officer and corporate secretary. The scope of his involvement in the day-to-day operations of Sand River was limited to financing, financial reporting, regulatory filings and management of legal and financial advisors. Mr. Biagioni had no involvement in the direction or managing the development of Sand River’s sole mineral property, the Sand River claims, in Ontario, Canada. During his tenure, Sand River Resources Ltd. was a reporting issuer in British Columbia, Canada and was listed on the over the counter market in Canada.

None of our officers or directors has any significant training or experience in the field of geology and specifically in the areas of exploring for, starting or operating a mine.

To date, we have incurred losses, have recently begun exploration operations and have been issued a going concern opinion by our auditors. Our ability to continue as a going concern will be dependent on achieving future profitable operations and/or obtain additional financing from the sale of our securities.

We were incorporated on January 26, 2005, under the laws of the state of Nevada.  Our principal offices are located at 1055 West Hastings Street, Suite 1400, Vancouver, British Columbia, Canada, V6E 2E9. Our telephone number is (604)970-1706.

b.

We have amended our Risk Factors to update our exploration progress in SB-2/A4:

i)

IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL.

See Response 3 above.

ii)

BECAUSE WE HAVE ONLY RECENTLY COMMENCED BUSINESS OPERATIONS, WE FACE A HIGH RISK OF BUSINESS FAILURE.

We have commenced exploration on the Conglin Property. We have recently completed Phase I field exploration but have not completed our evaluation of the geological results of the surveys and sampling from this phase, although based on our initial review we intend to proceed to the Phase II exploration program. Since we have not conducted the remaining phases of exploration recommended in our geological report, we have no way to evaluate the likelihood that our business will be successful.  We were incorporated on January 26, 2005 and to date have been involved primarily in organizational activities, the acquisition of the mineral property option and Phase I field exploration which included showing relocation and geological examination, trenching and sampling and electromagnetic and magnetometer surveys.  We have not earned any revenues as of the date of this prospectus. Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. If we encounter these problems, we will likely continue to incur losses, which may have a negative impact on an investment in our common stock.

Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenues.  We therefore expect to incur significant losses into the foreseeable future.  We recognize that if we are unable to generate significant revenues from development of the Conglin Property and the production of metals from the claims, we will not be able to earn profits or continue operations.

There is no history upon which to base any assumption as to the likelihood that we will prove successful and it is doubtful that we will generate any operating revenues or ever achieve profitable operations as few mineral exploration properties are ultimately developed into operating mines. If we are unsuccessful in addressing these risks, our business will most likely fail.

c.

We have amended the section Description of Business – In General of SB-2/A4:

We are seeking to become a publicly trading company in order to enhance our ability to raise additional funding for our business plan.  Historically, the risks associated with mining exploration have caused companies to seek their risk capital from public securities markets. We estimate the annual cost of becoming a reporting issuer to be $10,000. However, there is no guarantee that our stock will be publicly traded or that we will be able to raise additional financing as required.

We expect to incur costs of $17,861 in connection with the registration of our common stock.  We will not receive any proceeds from the offering.  We anticipate incurring annual costs of in order to comply with our future Exchange Act reporting obligations.

We have commenced operations as an exploration stage company. We will be engaged in the acquisition, and exploration of mineral properties with a view to exploiting any mineral deposits we discover that demonstrate economic feasibility.  We have entered into a mineral property option agreement whereby we may acquire a 100% interest in a total of six mineral claims, covering 150 hectares near Missezula Lake and located in the Nicola Mining District, Province of British Columbia, Canada, know as the Conglin Property. Subsequent to entering into the option we staked additional property surrounding the original claims and they were registered, with the original claims, as two new claims totaling 459 hectares. There is no assurance that a commercially viable mineral deposit exists on the property.  Further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.  We do not have any current plans to acquire interests in additional mineral properties, though we may consider such acquisitions in the future.

Mineral property exploration is typically conducted in phases.  Each subsequent phase of exploration work is recommended by a geologist based on the results from the most recent phase of exploration. Once we have completed and evaluated each phase of exploration, we will make a decision as to whether or not to proceed with each successive phase based upon the analysis of the results of that phase.  Our directors will make this decision based upon the recommendations of the independent geologist who oversees the program and records the results. We have completed the fieldwork of our initial phase of exploration on the Conglin Property. We have not completed assaying samples taken from the property during Phase I field exploration. When assay results are received, our professional consulting geologist will update his geological report for the Phase I exploration. Although we have not begun a full evaluation of the results of Phase I, based on our review of the initial results we intend to proceed to Phase II exploration. A final determination will be made upon receipt of our updated geological report.

Our plan of operation is to conduct exploration work on the Conglin Property in order to ascertain whether it possesses economic quantities of copper and precious metals.  There can be no assurance that an economic mineral deposit exists on the Conglin Property until appropriate exploration work is done and an economic evaluation based on such work concludes that production of minerals from the property is economically feasible.

Even if we complete our proposed exploration programs on the Conglin Property and we are successful in identifying a mineral deposit, we will have to spend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit.

We have no intention on engaging in a merger or acquisition within the next 12 months.

d.

We have amended the disclosure in the Plan of Operations section of the SB-2/A4:

To date, we have completed the fieldwork of our initial phase of exploration on the Conglin Property. We have not completed assaying samples taken from the property during Phase I field exploration. When assay results are received, our professional consulting geologist will update his geological report for the Phase I exploration. Although we have not begun a full evaluation of the results of Phase I, based on our review of the initial results we intend to proceed to Phase II exploration. A final determination will be made upon receipt of our updated geological report.

When we receive the assay results from exploration we will have completed the Phase I exploration program and incurred sufficient property expenditures to satisfy the first year requirements of our Property Option Agreement.

Our plan of operation for the twelve months following the date of this prospectus is to complete the recommended Phase II exploration program on the Conglin Property consisting of geological mapping, trenching, sampling and assays. We estimate that this exploration program will cost approximately $25,990.  We plan to commence the Phase II exploration program on the Conglin Property in the summer of 2006. The program should take up to a one month to complete.  We will then undertake the Phase III work program during the fall of 2006.  This program will take approximately two months to complete. The exploration work will be conducted by the property owner, Mr. Larry Sostad, who will be supervised by William G. Timmins, our professional consulting geologist. They will each provide their services at standard market rates within the context of our exploration plan budget. Our agreements with each of Mr. Sostad and Mr. Timmins for their services are verbal.

We do not have any verbal or written agreement regarding the retention of any qualified engineer or geologist for this exploration program.

In addition to the exploration program costs, we estimate we will incur $25,000 in administrative costs for the year following the date of this registration statement and $17,861 in expenses associated with this registration statement.

Total expenditures related to exploration, administration and this offering over the next 12 months are therefore expected to be approximately $208,600.

While we have enough funds to complete our Phase I exploration program on the Conglin Property, we will require additional funding in order to cover Phase II and III exploration programs on the Conglin Property.  We anticipate that additional funding will be in the form of equity financing from the sale of our common stock or from director loans. We do not have any arrangements in place for any future equity financing or loans.

If we are successful in our exploration program and identify a mineral deposit on the Conglin Property we will still have to spend substantial funds on further drilling and engineering studies to determine if the deposit is commercially viable.

e.

In addition, we have amended the disclosure in the section entitled Title to the Conglin Property in SB-2/A4:

Claim Name      Claim Number

Date of Staking

Expiry Date

Area

Conglin

514460

June 13, 2005

November 23, 2006

229.427 hectares

Katie

514462

June 13, 2005

June 13, 2007

229.421 hectares

In order to maintain the claims in good standing and extend the expiry date relating to each claim by one year, we must spend at least Canadian $0.40 per hectare on the assessable exploration expenditures of each of the Conglin and Katie claims by their expiry date. Cash may be paid in lieu of assessable exploration expenditures. We have filed assessable exploration expenditures with the Province of British Columbia based on the exploration work completed in October and November 2005 resulting in their good standing being extended to a revised expiry date for both claims.

Because our president has other business interests, he may not be able or willing to devote a sufficient time to our business operations, causing our business to fail, Page 11

5.

We have amended our disclosure in this Risk Factor as follows:

BECAUSE OUR OFFICERS AND DIRECTORS HAVE OTHER BUSINESS INTERESTS, THEY MAY NOT BE ABLE OR WILLING TO DEVOTE A SUFFICIENT AMOUNT OF TIME TO OUR BUSINESS OPERATIONS, CAUSING OUR BUSINESS TO FAIL.

Our president and director, Mr. Robert A. Biagioni, only spends approximately 50% of his business time providing his services to us. While Mr. Biagioni presently possesses adequate time to attend to our interests, it is possible that the demands on Mr. Biagioni from his other obligations could increase with the result that he would no longer be able to devote sufficient time to the management of our business.

Our secretary-treasurer and director, Ms. Vicki Arnott, only spends approximately 25% of her business time providing services to us. While Ms. Arnott presently possesses adequate time to attend to our interests, it is possible that the demands on Ms. Arnott from her other obligations could increase with the result that she would no longer be able to devote sufficient time to the management of our business.

Our officers and directors are not involved with other companies that are involved in mineral property exploration.  Accordingly, we do not believe the other business interests of our officers and directors present any conflict of interest with our business.

Our bylaws provide that each officer who holds another office or possesses property whereby, whether directly or indirectly, duties or interests might be created in conflict with his or her duties or interests as an officer shall, in writing, disclose to the President the fact and the nature, character and extent of the conflict and abstain from voting with respect to any resolution in which the officer has a personal interest.

Exhibits

6.

We have provided a new legal opinion, including consent, of Batcher, Zarcone & Baker, LLP as Exhibit 5.1 and cross-referenced the consent in Exhibit 23.3 in the SB-2/A4. The new opinion refers to 30 individual selling shareholders, which is correct and agrees with our disclosure in our registration statement.

We have also updated the consent of our auditors Telford Sadovnick, Certified Public Accountants, in Exhibit 23.1 of SB-2/A4.

We have also provided a new consent of our professional consulting geologist, Mr. Bill Timmins, for typographical revisions in our disclosure of his recommendations in this SB-2/A4.

We are enclosing with this letter a clean and black-lined SB-2/A4.

We look forward to your response to our amendments and commentary.

Yours truly,

KATIE GOLD CORP.

/s/ Robert A. Biagioni

____________________________

Robert A. Biagioni, C.A.

President

Encl.

\KGC SEC Response 08Dec05.doc

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